UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated October 30, 2025.

 Item 1

Millicom (Tigo) acquires Telefónica Ecuador for USD 380 Million, strengthening its South American footprint

Luxembourg, October 30, 2025 – Millicom International Cellular S.A. (“Millicom”) today announced the successful completion of its USD 380 million acquisition of Telefónica’s telecommunications operations in Ecuador.

This transaction represents another major step in Millicom’s strategy to deepen its presence in South America, following the company’s recent acquisition of Telefónica Uruguay. With this addition, Millicom expands its footprint into a new, high-potential market—Ecuador, a dollarized economy characterized by stability, solid macroeconomic fundamentals, and a strong demand for advanced digital services.

Marcelo Benitez, CEO of Millicom, commented: “This acquisition underscores our long-term confidence in Latin America and further consolidates Millicom’s leadership as a premier digital connectivity provider in the region. By entering Ecuador, we strengthen our platform to expand digital access, empower communities, and drive economic and social progress. It is another testimony of our strength of execution and our ability to deliver on our strategic vision. We remain deeply committed to connecting people, opportunities, and futures through sustainable and inclusive growth.”

With operations now spanning eleven countries, Millicom reinforces its position as one of Latin America’s leading telecommunications groups. The company continues to advance digital inclusion and innovation, investing in next-generation networks and services that enable individuals, businesses, and governments to thrive in an increasingly digital world.

Ecuador Profile:

•	Population & Demographics: Approximately 18.1 million people, with a median age of 32–33 years; about 65% of the population lives in urban areas, creating a young, connected, and increasingly digital consumer base.

•	Economic Framework (2025–2026): A dollarized, open economy with solid macroeconomic fundamentals. The IMF projects GDP growth of around 1.7% in 2025 and 2.0% in 2026, with inflation remaining low at around 1.3%, supported by fiscal reforms, energy recovery, and stronger external balances. Key growth drivers include services, energy, and agriculture.

•	Resilience & Reform: The country continues its post-pandemic recovery, advancing fiscal consolidation, competitiveness measures, and public-sector reforms to enhance investment confidence and long-term stability (IMF & World Bank, 2025).

•	Positive IMF Review: The IMF this week concluded its latest review of Ecuador, reaffirming the country’s stronger-than-expected recovery, low inflation, and continued progress on key reforms — reinforcing confidence in its economic outlook.

•	Telecommunications Landscape: A dynamic and competitive market where Telefónica Ecuador ranks second in mobile services. Continued urbanization and digital adoption are driving steady demand for data and connectivity.

•	Market Growth & Outlook: Both mobile and broadband segments are expanding, with growth of approximately +1.4% in mobile and +3.6% in fixed broadband. Combined with a stable currency, youthful demographics, and rising digital consumption, Ecuador offers a strong platform for sustained telecom and digital-infrastructure investment.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP of Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of June 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: October 31, 2025